Exhibit 4.1

 AMENDMENT NO. 1 TO RIGHTS AGREEMENT

     AMENDMENT NO. 1 dated as of December 16, 2005 (this “Amendment”) between PENNSYLVANIA REAL ESTATE INVESTMENT TRUST, a Pennsylvania business trust (the “Company”), and WELLS FARGO BANK, NATIONAL ASSOCIATION (the “Rights Agent”).

     WHEREAS, the Company and the Rights Agent (as successor rights agent to American Stock Transfer and Trust Company) have previously entered into that certain Rights Agreement dated as of April 30, 1999 (the “Rights Agreement”); and

     WHEREAS, the Board of Trustees of the Company has determined that it is in the best interests of the Company and its shareholders to amend the Rights Agreement as hereinafter set forth and has duly approved this Amendment and authorized its execution and delivery in accordance with the authority set forth in the first sentence of Section 26 of the Rights Agreement.

     NOW, THEREFORE, the parties hereto agree as follows:

     1.     All capitalized terms used herein, unless otherwise defined herein, shall have the meanings given to them in the Rights Agreement, and each reference in the Rights Agreement to “this Agreement”, “hereof”, “herein”, “hereunder” or “hereby” and each other similar reference shall be deemed to refer to the Rights Agreement as amended hereby.

     2.     “ Section 23 (b) of the Rights Agreement is amended in its entirety to read as follows:

“(b) Without any further action and without any notice, the Board of Trustees may order a redemption of the Rights. The Board shall fix a record date and payment date for the payment of the Redemption Price which shall be, in each case, not more than 150 calendar days following the action of the Board ordering a redemption of the Rights. On the date of deposit by the Company with the transfer agent for the Shares, or the Rights Agent, as the case may be, of the aggregate Redemption Price due all holders of Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights shall be to receive the Redemption Price. Notice of redemption of the Rights shall accompany payment of the Redemption Price. At the option of the Board of Trustees, the Redemption Price may be paid in cash to each Rights holder or by the issuance of Shares (and, at the Company's election pursuant to Section 14(b) hereof, cash or depositary receipts in lieu of fractions of Shares) having a Fair Market Value equal to such cash payment.”

     3.     This Amendment shall be deemed to be a contract made under the laws of the Commonwealth of Pennsylvania and for all purposes shall be governed by and construed in accordance with the laws of such Commonwealth applicable to contracts to be made and performed entirely within such Commonwealth.

     4.     This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

     5.     Except as expressly amended hereby, the Rights Agreement shall remain in full force and effect.

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to Rights Agreement as of the day and year first written above.

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

By:	/s/ Bruce Goldman

Name: Bruce Goldman
Title: Executive Vice President and General Counsel

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Claudine Anderson

Name: Claudine Anderson
Title: Assistant Vice President